Exhibit (a)(17)



MCI WORLDCOM FOURTH QUARTER RESULTS/PAGE 2

[GRAPHIC OMITTED]




FOR IMMEDIATE RELEASE


Contacts:
News Media:       Frank Walter                         Investors:    Gary Brandt
                  (601) 360-8750                                  (601) 360-8544
                  800-644-NEWS

                MCI WORLDCOM REPORTS FOURTH QUARTER 1998 RESULTS

                        Quarterly Revenue Tops $8 Billion

                   EPS of $0.23 for Quarter and $0.81 for Year

                  MCI Systemhouse Sold to EDS for $1.65 Billion


JACKSON, MS (February 11, 1999) - MCI WORLDCOM, Inc. (NASDAQ:WCOM) today reported fourth quarter revenues, excluding Embratel, of $8.0 billion which was quadruple the fourth quarter 1997 revenues of $2.0 billion. Robust internal growth combined with the substantial impact of both the MCI merger and the CNS/ANS transactions included for the fourth quarter 1998, drove the year-over-year increase in reported revenue. Including Embratel, total fourth quarter revenues were $9.0 billion.

On a pro forma and comparative basis, assuming the acquisitions of CNS, ANS and MCI occurred as of the beginning of the year for both periods -- which is indicative of internal growth -- communications services revenues, which comprises voice, data, international and Internet, increased 17 percent from $6.5 billion to $7.6 billion. Traffic, on a pro forma basis, increased 13 percent year-over-year.

"We have intensified our focus on what we do best -- provide core communications services. Including today's announcement with EDS, over the past year we have shed virtually all of our non-communications services businesses," said Bernard
J. Ebbers, president and chief executive officer of MCI WorldCom.

"Strong revenue gains across all communications services combined with the first phases of network and SG&A synergies drove the stronger than anticipated earnings performance. We accelerated our capital spending in the fourth quarter particularly in international and next generation network deployment which should not only sustain future revenue growth but also drive significant cost reductions across all communications services," added Ebbers.

Reported net income for the fourth quarter 1998, excluding Embratel, was $428 million, or $0.23 per common share, compared with reported net income of $95 million, or $0.10 per common share, in the fourth quarter of 1997. Reported net income for the full year 1998, excluding the merger related charges, was $1.07 billion or $0.81 per common share. After merger related and R&D charges from previous quarters, the net loss for the full year 1998 was $2.7 billion.

FOURTH QUARTER AND FULL YEAR PRO FORMA REVENUES

For internal growth comparison purposes, the following pro forma illustration includes CNS, ANS and MCI from the beginning of the earliest period presented. These tables do not include Embratel or the sold InternetMCI division. The impact of discontinued or sold businesses including SHL have been indicated in prior year figures to reflect revenue growth on a comparative basis. These amounts appear in the "Recasted Revenues" line, which now are virtually the same as the Communications Services line.


                                            FOURTH QUARTER                        FULL YEAR
($ MILLIONS)
Pro Forma Revenues                  1998        1997     Change          1998         1997     Change
                                    ----        ----     ------          ----         ----     ------
    Voice                          $4,997      $4,641        8%        $19,480     $17,932        9%
    Data                            1,616       1,255       29%          5,827       4,550       28%
    Internet                          658         408       61%          2,246       1,325       69%
    International                     328         211       55%          1,130         726       56%
                                    -----      ------      ---           -----     -------      ---
Communications Services            $7,599      $6,515       17%        $28,683     $24,533       17%
IT Services and Other                 410         513      (20%)         1,733       1,999      (13%)
                                   ------      ------     -----        -------     -------      ----
Total Revenues                     $8,009      $7,028       14%        $30,416     $26,532       15%
                                   ------      ------     -----        -------     -------      ----

Business Sold:
   MFS Network Technologies          -           (71)       -              (64)       (262)       -
   SHL and Other                    (405)       (433)       -           (1,620)     (1,537)       -
   Operator Services                 -            -         -              -           (69)       -
   Broadcast Operations              -            -         -              -           (40)       -

                                   ------      ------      -----       -------     -------      ----
Recasted Revenues                  $7,604      $6,524       17%        $28,732     $24,624       17%
                                   ------      ------     -----        -------     -------      ----



COMMUNICATIONS SERVICES

MCI WorldCom reported pro forma fourth quarter communications services revenues, excluding Embratel, of $7.6 billion and year-to-date communications services revenues of $28.7 billion, in both cases, an increase of 17 percent, as compared with the same periods in 1997.

Voice revenues, representing 62 percent of total revenues grew eight percent to $5.0 billion, for the fourth quarter. On a full year basis, voice revenue was

$19.5 billion, up nine percent as compared with $17.9 billion for the comparable period in 1997.

Growth in voice traffic is particularly evident in the business markets where MCI WorldCom's ability to provide competitive prices and services over a high quality network is driving strong growth from commercial sales. On the consumer side, the company continues to market a range of integrated services, promote transaction brands and leverage partner marketing programs to improve customer retention.

Local voice revenues grew over 80 percent for the full year 1998 as compared with 1997 and represents two percent of voice revenues.

Data revenues increased 29 percent to $1.6 billion for the fourth quarter 1998. Full year data revenues of $5.8 billion were up 28 percent as compared with 1997. Virtual data services, including frame relay and ATM services, combined with continued strength in private line sales are driving overall revenue growth.

Rapidly growing demand for higher bandwidth services is driving local data revenue growth of over 40 percent for the full year 1998 as compared with 1997. This growth, correlating to the jump in local building connections and a 65 percent increase in voice grade equivalents, is an early indication of the impact that electronic commerce and other advanced data applications are having on data communications services revenues.

Internet revenues increased 61 percent and 69 percent to $658 million and $2.2 billion for the fourth quarter and full year ended December 31, 1998, respectively. Revenues from MCI's former Internet business have been excluded in all periods because of the divestiture.

UUNET continues to be an industry leader in network deployment and revenue growth, and has begun to leverage the systems integration expertise provided by MCI WorldCom Advanced Networks (CNS/ANS) for large corporate intranet applications. These organizations will all take advantage of the strong UUNET global identity in 1999.

International revenues were up 55 percent to $328 million for the fourth quarter and up 56 percent to $1.1 billion for the full year ended December 31, 1998 as compared with the same periods in 1997, respectively.

Significant percentage gains in international revenues are being achieved in continental Europe in response to our rapidly expanding networks and sales effort. The pan-European networks and national networks in the U.K., France, Germany and Belgium are driving a much higher proportion of enhanced data sales, internationally. This revenue mix shift is contributing to the improving margins, in spite of the competitive pricing environment.

INFORMATION TECHNOLOGY AND OTHER

IT Services, which consists primarily of the operations of MCI Systemhouse, includes equipment deployment, consulting and systems integration and outsourcing services. These revenues decreased 20 percent and 13 percent to $410 million and $1.7 billion for the 3 months and full year ended December 31, 1998 respectively, over comparable periods in 1997. Excluding the impact of Canadian exchange rates and the businesses previously exited by MCI Systemhouse (SHL), revenues were essentially flat year-over-year and up a strong 12 percent sequentially from third quarter 1998.

Earlier today, MCI WorldCom and EDS Corporation announced the signing of definitive agreements to sell MCI Systemhouse (SHL) to EDS for $1.65 billion. In addition, both companies agreed to significant outsourcing contracts which will capitalize on the individual strengths of each company. The definitive agreements for these outsourcing contracts will be finalized in the second quarter of 1999.

GLOBAL INVESTMENTS

Embratel

On July 29, 1998, MCI WorldCom acquired a 52 percent voting interest and 19 percent economic interest in Embratel Participacoes S.A. (Embratel), Brazil's only facilities-based national communications provider. At closing $900 million of the purchase price was paid in U.S. dollars with the remaining purchase price (approximately 60%) to be paid in installments of local currency prior to July 29, 2000. Embratel results have been consolidated with MCI WorldCom from the date of the MCI merger closing on September 14, 1998. On a standalone basis,

Embratel pro forma financials are as follows:


                                             THIRD QUARTER                FOURTH QUARTER

                                        3 months ended               3 months ended
                                      September 30, 1998   %       December 31 , 1998   %
                                      ------------------  ---      ------------------  ---
($ in millions)
Revenues                                     $932         100%           $1,008        100%
EBITDA                                        245          26%              262         26%
Operating Income                               80           9%              112         11%

Net Income Before Minority Interest            56           6%               96         10%
Minority Interest                              51           5%               82          9%
                                             -----        ----           ------        ----
Net Income to MCI WorldCom                   $  5           1%           $   14          1%
                                             -----        ----           ------        ----



Avantel

Avantel, MCI WorldCom's Mexican joint venture company, has close to 10 percent of the addressable long distance market. The company continues to expand its base in the business market, winning a number of key new corporate and government contracts and growing its share of higher-margin services such as data and Internet services. Avantel continues to work closely with Mexican regulatory bodies to reduce interconnection charges and discriminatory practices that are hindering true competition in the Mexican telecommunications market. For the fourth quarter, equity losses in Avantel were approximately $21 million.

OUTLOOK

Commenting on the company's outlook, Ebbers added: "With the merger integration efforts successfully underway and our heightened focus on our core communications services, we are confident in our ability to deliver on our financial targets in 1999 and beyond.

"Our capital investments in new markets, combined with technology advances which will continue to drive down our network costs as a percent of revenues, give us confidence in our ability to grow revenues profitably. We are attacking new and fast-growing markets such as the $100 billion U.S. local market, the $500 billion international market and the over $50 billion rapidly expanding data and Internet market. In this golden age of communications, MCI WorldCom, with just four percent of the global market, is well positioned in the fastest growing segments of the business," said Ebbers.

FORWARD LOOKING STATEMENT

Except for the historical information contained herein, this news release may be deemed to include forward-looking statements that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein (the "Cautionary Statements") include, without limitation, the company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with acquisitions and the integration thereof, risks of international business, dependence on availability of transmission facilities, regulation risks including the impact of the Telecom Act, contingent liabilities, and the impact of competitive services and pricing, as well as other risks referenced from time to time in the company's filings with the SEC. All subsequent written and oral forward-looking statements attributable to the company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements. The company does not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
MCI WorldCom is a global leader in communications services with 1998 revenues of more than $30 billion and established operations in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. MCI WorldCom is a premier provider of facilities-based and fully integrated local, long distance, international and Internet services. MCI WorldCom's global networks, including its state-of-the-art pan-European network and transoceanic cable systems, provide end-to-end high-capacity connectivity to more than 40,000 buildings worldwide. MCI WorldCom is traded on NASDAQ under WCOM. For more information on MCI WorldCom, visit the World Wide Web at www.wcom.com.

                       MCI WORLDCOM, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              For the Three Months ended December 31, 1997 and 1998
                 (Unaudited. In Millions, Except Per Share Data)





                                                       Pro Forma      Reported        Reported
                                                       (excluding     (excluding      (including
                                         Reported      Embratel)      Embratel)        Embratel)
                                         4Q 1997        4Q 1997        4Q 1998         4Q 1998
                                      ----------      --------------  ------------    ------------
Revenues:
  Voice                               $    1,090      $    4,641      $    4,997      $   4,997
  Data                                       458           1,255           1,616          1,616
  International                              211             211             328          1,336
  Internet                                   182             408             658            658
    Communications services                1,941           6,515           7,599          8,607
  Information technology
      and other                               78             513             410            410
    Total                                  2,019           7,028           8,009          9,017
Operating expenses:
  Line costs                                 981           3,628           3,750          4,276
  Selling, general and
     administrative                          425           2,419           2,188          2,408
  Depreciation and
     amortization                            258             934             950          1,100
      Total                                1,664           6,981           6,888          7,784
Operating income                             355              47           1,121          1,233
Other income (expense):
  Interest expense                          (106)           (289)           (286)          (286)
  Miscellaneous                                8             (38)              1              6
Income (loss) before
  income taxes and
  minority interests                         257            (280)            836            953
Provision for income taxes                   155              11             393            414
Net income (loss) before
  minority intrerests                        102            (291)            443            539
Minority interests                                                                          (82)
                                               -               -               -

Net income (loss)                            102            (291)            443            457
Preferred dividends and
  distributions on Trust
  securities                                   7              22              15             15
Net income (loss) applicable
  to common shareholders                     $95            [313)     $      428      $     442
Earnings (loss) per
  common share -
  Net income (loss) applicable
  to common shareholders:
 Basic                                     $ .10           [0.18)     $     0.23      $    0.24
 Diluted                                   $0.10       $   [0.18)     $     0.23      $    0.23
Shares utilized in
  calculation:
 Basic                                       980           1,723           1,831          1,831
 Diluted                                   1,044           1,723           1,894          1,894






                                      MCI WORLDCOM, INC. AND SUBSIDIARIES
                                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 For the Year Ended December 31, 1997 and 1998
                                (Unaudited. In Millions, Except Per Share Data)


                                                    Reported, Before Charges          Reported,
                                                                                      After Charges
                                                      (excluding      (including      (including
                                      Reported        Embratel)       Embratel)       Embratel)
                                      Year 1997       Year 1998       Year 1998       Year 1998
                                      ----------      -------------   -----------     ---------
Revenues:
  Voice                               $    4,062      $    9,243      $    9,243      $   9,243
  Data                                     1,618           3,384           3,384          3,384
  International                              726           1,130           2,312          2,312
  Internet                                   566           2,165           2,165          2,165
  Communications services                  6,972          15,922          17,104         17,104
  Information technology
     and other                               412             574             574            574
    Total                                  7,384          16,496          17,678         17,678
Operating expenses:
  Line costs                               3,764           7,763           8,380          8,416
  Selling, general and
    administrative                         1,626           4,032           4,291          4,312
  Depreciation and
    amortization                             976           2,017           2,200          2,200
  In process research and
    development and other
    charges                                    -               -               -          3,725
   Total                                   6,366          13,812          14,871         18,653
 Operating income (loss)                   1,018           2,684           2,807           (975)
Other income (expense):
  Interest expense                          (395)            (634)          (637)          (637)
  Miscellaneous                               40              28              41             41


Income (loss) before income
 taxes, extraordinary items
 and minority interests                      663           2,078           2,211         (1,571)
Provision for income taxes                   416             977           1,002            876
Net income (loss) before
 extraordinary items and
 minority                                    247           1,101           1,209         (2,447)
interests
Extraordinary items, net of
 taxes of $0 in 1997 and
 $78 in 1998                                  (3)              -               -           (129)
Net income (loss) before
 minority interests                          244           1,101           1,209         (2,576)
Minority interests                             -               -             (93)           (93)
Net income (loss)                            244           1,101           1,116         (2,669)
Preferred dividends and
 distributions on Trust
 securities                                   26              31              31             31
Net income (loss) applicable
 to common shareholders               $      218      $    1,070      $    1,085         [2,700)
Earnings (loss) per common
 share - Net income (loss)
 applicable to common
 shareholders before
 extraordinary items:
Basic                                 $     0.23      $     0.84      $    0.85           [2.02)
Diluted                               $     0.22      $     0.81      $    0.83           [2.02)
Extraordinary item                    $        -      $        -      $       -           [0.10)
Net income (loss) applicable
  to common shareholders:
 Basic                                $     0.23      $     0.84      $     0.85          [2.12)
 Diluted                              $     0.22      $     0.81      $     0.83          [2.12)
Shares utilized in
  calculation:
Basic                                        966           1,274           1,274          1,274
Diluted                                      997           1,330           1,330          1,274




                                  MCI WORLDCOM, INC. AND SUBSIDIARIES
                            PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                                             BEFORE CHARGES
                            (Unaudited. In Millions, Except Per Share Data)



                                                             Pro Forma (Excluding Embratel)
                                      ---------------------------------------------------------------------------
                                                                For the Quarter Ended
                                      ---------------------------------------------------------------------------
                                      March 31,       June 30,        Sept. 30,       Dec. 31,        Year 1998
                                        1998           1998           1998            1998
                                      ----------      -------------   -------------   -------------   -----------
Revenues:
  Voice                               $    4,754      $    4,822      $    4,907      $   4,997     $  19,480
  Data                                     1,304           1,387           1,520          1,616         5,827
  International                              230             270             302            328         1,130
  Internet                                   474             525             589            658         2,246
     Communication
        services                           6,762           7,004           7,318          7,599        28,683


  Information
    technology
    and other                                490             477             356            410         1,733
  Total                                    7,252           7,481           7,674          8,009        30,416
Operating expenses:
  Line costs                               3,607           3,598           3,625          3,750        14,580
  Selling, general and
   administrative                          2,011           2,078           2,114          2,188         8,391
  EBITDA                                   1,634           1,805           1,935          2,071         7,445
 Depreciation and
  amortization                             1,029             979             944            950         3,902
 Operating income                            605             826             991          1,121         3,543
Other income (expense):
  Interest expense                          (276)           (284)           (289)          (286)       (1,135)
  Miscellaneous                               32              38               4              1            75
Income before
  income taxes                               361             580             706            836         2,483
Income tax expense                           170             272             332            393         1,167
Net income                                   191             308             374            443         1,316
Preferred dividends and
 distributions on Trust                       22              21              15             15            73
 securities
Net income applicable
 to common
 shareholders                         $      169      $      287      $      359      $     428     $   1,243
Earnings per
  common share:
 Basic                                $     0.10      $     0.16      $     0.20      $    0.23     $    0.69
 Diluted                              $     0.10      $     0.16      $     0.19      $    0.23     $    0.67
Shares outstanding:
 Basic                                     1,744           1,782           1,822          1,831         1,795
 Diluted                                   1,829           1,858           1,880          1,894         1,865





                                    MCI WORLDCOM, INC. AND SUBSIDIARIES
                             PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                                            BEFORE CHARGES
                             (Unaudited. In Millions, Except Per Share Data)

                                                             Pro Forma (Excluding Embratel)
                                       ---------------------------------------------------------------------
                                                              For the Quarter Ended
                                       ---------------------------------------------------------------------
                                        March 31,   June 30,        Sept. 30     Dec. 31,        Year
                                          1997        1997            1997        1997           1997
                                       ---------      ---------     ---------    ------------    -----------
Revenues:
  Voice                                $   4,402      $   4,427     $   4,462    $    4,641      $ 17,932
  Data                                     1,039          1,109         1,147         1,255         4,550
  International                              144            176           195           211           726
  Internet                                   271            303           343           408         1,325
    Communications services                5,856          6,015         6,147         6,515        24,533
  Information
  technology
  and other                                  518            491           477           513         1,999
Total                                      6,374          6,506         6,624         7,028        26,532
Operating expenses:
  Line costs                               3,174          3,267         3,781         3,628        13,850


  Selling, general
    and administrative                     1,755          1,721         1,927         2,419         7,822
  EBITDA                                   1,445          1,518           916           981         4,860
  Depreciation and
    amortization                             749            788           859           934         3,330
Operating income                             696            730            57            47         1,530
Other income (expense):
  Interest expense                          (270)          (276)         (282)         (289)       (1,117)
  Miscellaneous                              (20)           (16)          (23)          (38)          (97)
Income (loss) before
   income taxes                              406            438         (248)          (280)          316
Income tax expense                           242            267            17            11           537
Net income (loss)                            164            171         (265)          (291)         (221)
Preferred dividends and
  distributions on  Trust
  securities                                  22             21            22            22            87
Net income (loss)
  applicable to common                 $     142       $    150          [287)         [313)         [308)
  shareholders
 Earnings (loss) per
  common share:
 Basic                                 $    0.09       $   0.09         [0.17)        [0.18)       [0.18)
 Diluted                               $    0.08       $   0.09         [0.17)        [0.18)       [0.18)
Shares outstanding:
 Basic                                     1,668          1,688         1,707         1,723         1,697
 Diluted                                   1,754          1,773         1,707         1,723         1,697






                                  MCI WORLDCOM, INC. AND SUBSIDIARIES
                                       CONSOLIDATED BALANCE SHEETS
                                        (Unaudited. In Millions)

                                         Reported           Reported
                                         (excluding         (excluding
                                         Embratel)          Embratel)          Reported
                                        December 31,        September 30,      December 31,
                                        1998                1998               1997
                                        ------------        -------------      ------------
ASSETS
Current assets:
  Cash and cash equivalents             $    999            $   311            $    155
  Accounts receivable, net                 4,810              4,896               1,241
  Other current assets                     3,031              1,649                 478
         Total current assets              8,840              6,856               1,874
Property and equipment, net               19,259             17,862               6,714
Goodwill and other
         intangibles, net                 45,468             45,371              13,882

Other assets                               6,626              6,588               1,126
                                        $ 80,193            $ 6,677            $ 23,596


LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current liabilities:
  Short-term debt and current
    maturities of
 long-term debt                         $  4,628            $ 4,125            $    11
 Other current liabilities                 9,886              8,565              2,063
Total current liabilities                 14,514             12,690              2,074

Long-term liabilities, less current portion:
  Long-term debt                          14,345             14,259              7,413
  Note payable - Embratel                  1,315              1,342                  -
  Other liabilities                        4,226              3,377                308
    Total long-term
      liabilities                         19,886             18,978              7,721

Mandatorily redeemable
 preferred securities                        798                750                  -

Total shareholders'
  investment                            $ 44,995             44,259             13,801
                                        $ 80,193            $76,677            $23,596

